Law Offices of
Paul, Hastings, Janofsky & Walker LLP
55 Second Street, 24th Floor
San Francisco, California 94105-3441
Telephone (415) 856-7000
Facsimile (415) 856-7100
Internet www.paulhastings.com
August 2, 2006
VIA EDGAR [CORRESPONDENCE FILING]
Secretary
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Kayne Anderson Energy Development Company File No. 333-134829 and 814-00725
Sir or Madam:
On behalf of Kayne Anderson Energy Development Company (the “Fund”), we offer the following responses to the comments of Christian T. Sandoe of the Commission’s staff in a letter dated July 7, 2006 regarding the Fund’s registration statement on Form N-2 filed with the Commission on June 8, 2006 (the “Registration Statement”). For your convenience, where appropriate, we have reproduced Mr. Sandoe’s comments and used the same numbering as that provided in the comment letter.
PROSPECTUS:
Cover Page
1.	Comment: The second sentence of the second paragraph states that the Fund will invest at least 80% of its net assets together with the proceeds of any borrowings in securities of companies “engaged in the energy industry,” including: (a) Midstream Energy Companies, which are businesses that operate assets used to gather, transport, process, treat, terminal and store natural gas, natural gas liquids, propane, crude oil or refined petroleum products; (b) Upstream Energy Companies, which are businesses engaged in the exploration, extraction and production of natural resources, including natural gas, natural gas liquids and crude oil, from onshore and offshore geological reservoirs; and (c) Other Energy Companies, which are businesses engaged in owning, leasing, managing, producing, processing and sale of coal and coal reserves; the marine transportation of crude oil, refined petroleum products, liquefied natural gas, as well as other energy-related natural resources using tank vessels and bulk carriers; and refining, marketing and distributing refined energy products, such as motor gasoline and propane to retail customers and industrial end-users. As this sentence does not describe the extent to

Securities and Exchange Commission
August 2, 2006

which the companies included in this 80% basket must be “engaged in the energy industry,” please revise the disclosure to state to how a company meeting the above definition would be exposed to the economic fortunes and risks of the energy industry (e.g., marine companies that derive more than 50% of their revenue from transporting crude oil, refined petroleum products, etc.). See Investment Company Act Release No. 24828 (January 17, 2001).

Response: The Fund has changed the wording of the sentence quoted above to instead state as follows: “ . . . securities of companies that derive the majority of their revenue from activities in the energy industry . . . .” We believe this clarifies that each Energy Company described in the disclosure is directly and predominately linked to the energy industry.
Prospectus Summary — Investment Opportunities (Page 3):
2.	Comment: This section describes the types of investments that the Fund anticipates making. Some of the markets for these securities appear to be fairly small and comprised of a limited number of issuers (e.g., the Non-Public Alternative to Monetizing GP Interests section on page 4 states that there are only six publicly traded GPs of MLPs with the expectation that at least another four will be become publicly traded in the near future). Given the limited number of issuers in these markets and the existence of two other public funds and other private investment vehicles sponsored by Kayne Anderson, please explain to us why you believe that there will be sufficient investment opportunities available in the market to fully invest the proceeds of this offering as well as support the future growth of this Fund (as well as Kayne Anderson’s other funds and clients) in a manner consistent with sections 17 and 57 of the Investment Company Act, which limit funds’ ability to co-invest with affiliates. Your response to this comment should explain whether your conclusion relies on the Commission’s approval of Kayne Anderson’s application exemptive relief to co-invest with affiliates described on page 73 of the prospectus.

Response: The Fund believes that there will be a sufficient number of investment opportunities in all categories of its targeted investments that should allow the Fund, depending on market conditions, to invest substantially all of the net proceeds of the offering within the nine-month time frame stated in the Registration Statement.

The Fund must necessarily focus its investments on private entities in order to satisfy the requirements of Section 55 of the Investment Company Act of 1940, as amended (the “Investment Company Act”). For that reason, the number of publicly traded GPs is of limited relevance. Private GPs rather than public GPs will be one of the targeted investment areas. Kayne Anderson reports that there are many more private GPs than public GPs. This means that this Fund will have a different investment emphasis than the other pooled vehicles advised by Kayne Anderson. In this regard, some of the Fund’s targeted investments will not be appropriate for other public or private investment vehicles sponsored by Kayne Anderson. Kayne Anderson also believes that the expected

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August 2, 2006

smaller initial size of this Fund compared to some of those other vehicles, in addition to the different emphasis, should mean that it can fully invest the proceeds of the Fund’s initial offering within a reasonable period, as well as accommodate future growth.

Kayne Anderson, as the adviser to the Fund and other pooled investment vehicles, remains obligated to treat each such client fairly in allocating investment opportunities. Kayne Anderson believes it can continue to fairly allocate investment opportunities, including those in private GPs, without receipt of the exemptive order mentioned in the prospectus.

In addition, the risk factor on page 16, with the heading that begins “Senior Professionals of our investment adviser will provide advisory services to other investment vehicles . . .” has been changed to add the following disclosure: “To the extent a potential investment is appropriate for the Fund and one or more Affiliated Funds, Kayne Anderson will need to fairly allocate that investment to the Fund or an Affiliated Fund, or both, depending on its allocation procedures and applicable law related to combined or joint transactions. There may occur an attractive limited investment opportunity suitable for the Fund in which the Fund cannot invest under the particular allocation method being used for that investment.”
Prospectus Summary — Risk Factors (Page 9):
3.	Comment: This section merely cross references risk factors described elsewhere in the prospectus. The summary must disclose the principal risks of investing in the Fund. It is not sufficient for the subparagraph “Risk Factors” to provide only a citation to the location of the relevant disclosure in the body of the prospectus. See Guide 7 to Form N-2.

Response: In addition to the cross reference now on that page, which will remain, a summary of risk factors has been added, as follows:
We face many risks related to our business and our structure, including but not limited to our lack of an operating history and dependence of our investment adviser’s senior personnel. We may not be able to obtain additional financing needed for our growth and favorable performance. We must compete for investments with others who have greater resources. Our investment adviser and its personnel will provide services to other investors and funds, which could limit their services to us and limit our investment opportunities. Our investments may be difficult to value. We will be subject to income tax if we are unable to qualify as a RIC.
We face risks related to our investments in the energy industry because the revenues, income, losses and valuations of Energy Companies can fluctuate suddenly and dramatically. We have not yet identified any specific investments for this Fund. Non-public investments can be riskier than investments in public

Securities and Exchange Commission
August 2, 2006

companies. Our investments will be less liquid, which might prevent opportune sales. Our investments in small and developing companies are riskier than investments in larger or more established companies. Our equity investments may decline in value and the debt securities in which we invest are subject to credit and prepayment risk.
Additionally, there are risks related to this offering and our common stock. There may be delays in investing the proceeds of this offering. We may not be able to pay dividends on our common stock, or they may not grow. We face tax risks that can adversely affect our common stockholders. An investment in our shares is not intended for short-term investors. Our future offerings of securities or instruments could dilute common stockholders and be senior to them for dividends and liquidation. A regular trading market for our common stock may not develop, and the price may be volatile. Shares of closed-end investment companies, including business development companies, may trade at a discount from net asset value.
Prospectus Summary — Available Information (Page 10):
4.	Comment: The third sentence states that information about the operation of the SEC’s public reference room may be obtained by calling 800-SEC-0030. Please change this telephone number to 202-551-8090.

Response: The requested change has been made.
Fees and Expenses (Page 11):
5.	Comment: The third sentence of footnote (3) states that the income component of the incentive fee payable under the investment management agreement includes cash distributions from limited partnerships that are treated as a return of capital. Please explain to us why the board concluded that it was appropriate to pay the Fund’s Investment Adviser an incentive fee which could be based in part on a return of capital. We also would expect to see some discussion of this aspect of the fee in disclosure relating to the board’s approval of the advisory contract.

Response: As illustrated by the example attached to this letter as Appendix A, the total fees payable to KAFA, as the adviser, for a particular investment is expected to be less by treating the return of capital as investment income, compared to treating the return of capital as a decrease in the basis of an investment for purposes of calculating an incentive fee on capital gains. This is because the incentive fee relating to investment income is subject to a hurdle rate, whereas the incentive fee relating to capital gains is not.

Although Kayne Anderson believes the proposed fee structure is in the interest of prospective stockholders, the Board of Directors of the Fund has not yet considered or approved the proposed fee structure. The proposed fee is contingent on consideration and

Securities and Exchange Commission
August 2, 2006

approval by the disinterested directors and the full Board. That consideration would occur before the Registrant requests that the registration statement be declared effective. There would be disclosure of the basis for the Board’s approval in the applicable stockholder report.

6.	Comment: Please reduce the font size and indent the table in footnote (4) to ensure that the table is appropriately regarded as a footnote table and not confused with the actual fee table.

Response: The requested change has been made.
Senior professionals of our investment adviser will provide services to other investors, which could reduce the amount of time and effort that they devote to us, which could negatively impact our performance (Page 16):
7.	Comment: The second sentence states that senior professionals of the Fund’s investment Adviser may have financial incentives to favor certain other clients over the Fund. Please supplementally explain to us how the Investment Adviser’s position with multiple investment vehicles that may, at times, be in competition for the same investment opportunities does not conflict with the Investment Adviser’s fiduciary obligations to the Fund and its shareholders. In addition, please confirm to us that the officers and directors of the Fund understand that they have a fiduciary obligation to act in the best interest of the Fund in all circumstances, regardless of what their obligations are to other entities. Please also consider adding disclosure to that effect and consider summarizing the requested disclosure in the prospectus summary.

Response: Kayne Anderson is aware of its fiduciary duties to all of its clients, and its obligation to treat all of them (including the Fund) fairly. The directors of the Fund will also be advised of that duty when they are elected. Kayne Anderson has developed allocation procedures that it believes will result in fair treatment of the Fund, and believes that those procedures have resulted in the fair treatment of the existing investment vehicles it advises. Various factors are considered in allocating investment opportunities under those procedures, regardless whether investments can be made jointly or whether investments must be rotated. Please also see the response to comment number 2 for additional risk disclosure that we believe addresses this concern.
Senior professionals of our investment adviser will provide advisory services to other investment vehicles that may have common investment objectives with ours, and may face conflicts of interest in allocating investments (Page 16):
8.	Comment: Please explain to us what the Investment Adviser’s procedures are for allocating investment opportunities between the Fund and other Kayne Anderson-advised funds and clients. In particular, please tell us whether other Kayne Anderson-advised funds or clients will be given any preference in the allocation of investment opportunities.

Securities and Exchange Commission
August 2, 2006

Response: This discussion reflects the current allocation policies and procedures because the requested exemptive relief has not been granted and the Fund has not yet commenced operations. If the exemptive relief is granted, the allocation policies and procedures would be amended to the extent necessary to comply fully with the conditions applicable to that exemptive relief as stated in the order by the Commission.

Kayne Anderson believes that it maintains a fair and disciplined allocation mechanism across its funds and clients. In conjunction with supervision by the Fund’s board of directors, the Fund’s chief compliance officer will also be involved in monitoring the application of allocation policies and procedures. Here is a summary of the more detailed policies and procedures used by Kayne Anderson:

(a) If the proposed investment is a publicly traded security or is a private investment for which a joint investment may be made under the no-action letter granted to Massachusetts Mutual Life Insurance Company (pub. avail. June 7, 2000), the prospective investment would be shared by the fund and clients on the basis of relative available capital for that investment (explained below).

Available capital is determined based on a variety of factors including the following: (i) existing or targeted exposure for an issuer; (ii) cash on hand or available through the issuance of leverage instruments or through the liquidation of other investments considering the tax impact, timing constraints, and cash needed to meet expected redemption, tender offer or share repurchase obligations, if any; (iii) effect of other investment restrictions (such as diversification, tax requirements, maximum positions in private placements); (iv) maximum targeted exposure to industry sector or sub-sector; (v) other regulatory restrictions (such as the business development company asset tests); (vi) suitability of the investment (such as a fund’s restrictions on debt securities); and (vii) other restrictions described in the fund’s registration statement or offering documents.

(b) If the proposed investment is determined to be suitable for other Kayne Anderson-advised funds and clients, then the investment opportunity will be allocated on a rotational basis if co-investment is not permitted.

As explained in our response to Comment 2, however, some of the proposed investments for the Fund may not be appropriate for other investment vehicles sponsored by Kayne Anderson.
We may invest a portion of our assets in foreign securities. Investing in foreign securities typically involves more risks than investing in U.S. securities (Page 31):
9.	Comment: Will the Fund’s investments in foreign securities be considered a principal investment strategy? If so, please provide a corresponding description of this strategy in the Prospectus Summary section of the prospectus.

Securities and Exchange Commission
August 2, 2006

Response: Investments in foreign securities will not be a principal investment strategy. Existing disclosure is believed to be sufficient to allow the investment of some small portion of the Fund’s assets in foreign securities.
Forward-Looking Statements (Page 39):
10.	Comment: This section attempts to limit liability for forward-looking statements. Please delete this section. Statements relating to investment companies (including business development companies) and statements made in connection with initial public offerings are excluded from the safe harbor for forward-looking statements. See Section 21E(b)(2)(B) & (D) of the Securities Exchange Act of 1934.

Response: We acknowledge that the safe harbor technically would not cover the Fund. However, we have observed that such cautionary language is routinely added to prospectuses for initial and subsequent offerings of closed-end investment companies, including business development companies. We do not intend for that disclosure specifically to limit liability under Section 27A of the Securities Act of 1933. Rather, it is intended to serve as a cautionary message to prospective investors that is appropriate under a “bespeaks caution” doctrine that has been accepted by the courts in situations where forward-looking statements are accompanied by meaningful cautionary language. For that reason, we have retained that disclosure.
About Our Investment Adviser (Page 45):
11.	Comment: This section states that the Investment Adviser’s management of the Fund is led by Kevin S. McCarthy and J.C. Frey, draws on the research and support of David LaBonte and the experience and expertise of other professionals including Richard Kayne and Robert V. Sinnott. Please provide a brief description of each person’s role on the team (e.g., team leader) including a description of any limitations on the person’s role and the relationship between the person’s role and the roles of other persons who have responsibility for the day-to-day management of the Fund’s portfolio. See Instruction to Item 9.1(c) of Form N-2. In particular, please describe the roles of Messrs. McCarthy and Frey with respect to one another (e.g., does either one have final investment authority over the other?).

Response: Provided below is a description of their respective roles at KAFA with respect to the Fund. This information will be included in the prospectus (as well as the existing biographical information):
Kevin McCarthy, Chief Executive Officer: Mr. McCarthy is responsible for the supervision and management of all operational matters; including the supervision of all other entities and persons employed by the Fund. Mr. McCarthy reports to the Board of the Fund.

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As a portfolio manager for the Fund, Mr. McCarthy is responsible for private investments and supervision of the public securities portfolio.
J.C. Frey: As a portfolio manager for the Fund, Mr. Frey is responsible for investments in public securities, but has no role in private investments or administrative duties except to the limited extent that they arise under his position as Assistant Secretary for the Fund.
David LaBonte: As the Director of Research for KACALP, Mr. LaBonte is responsible for research and analytics. Mr. LaBonte works under the direction of Messrs. McCarthy and Frey.
Richard Kayne, Chief Executive Officer of KACALP: Mr. Kayne has general supervisory responsibility for Kayne Anderson’s investment advisory activities, but is not directly involved with the Fund’s investment activities.
Robert Sinnott, Chief Investment Officer of KACALP: Mr. Sinnott serves in an advisory and consulting role to Mr. McCarthy in connection with private investments.
Joint-Venture MLPs (Page 46):
12.	Comment: The last sentence states that the Fund may purchase subordinated debt of a wholly-owned subsidiary. Please explain to us why purchasing debt of wholly-owned subsidiaries is permissible under sections 17 and 57 of the Investment Company Act and the rules thereunder.

Response: Rule 17a-3 exempts from the prohibitions in Section 17(a) of the Investment Company Act transactions between the Fund and its wholly owned subsidiaries (as defined in Rule 17a-3(b)). Section 57(i) of the Investment Company Act applies the rules adopted by the Commission under Section 17 until such time as the Commission adopts rules specific to Section 57(a).
Investment Restrictions (Page 49):
13.	Comment: Investment restriction (3) states that the Fund may not use Leverage Instruments except to the extent permitted by the Investment Company Act. It appears

Securities and Exchange Commission
August 2, 2006

that this policy is designed to describe the Fund’s fundamental policies relating to borrowing and issuing senior securities. As the term Leverage Instruments, as defined in the prospectus, may be modified without a shareholder vote, please describe in this section the Fund’s fundamental policies with respect to borrowing and issuing senior securities (e.g., the Fund may not borrow or issue senior securities except to the extent permitted by the Investment Company Act). See Sections 8(b)(1)(B) & (C) and 13(a)(2) of the Investment Company Act.

Response: The requested change has been made to refer to senior securities in the fundamental policies rather than referring to the defined term “Leverage Instruments.”

14.	Comment: Investment restriction (6) states that that the Fund’s concentration policy does not apply to investments in Energy Companies. Please revise this sentence to reflect that the Fund’s concentration policy applies to investments in Energy Companies and that the Fund will concentrate its investments in the energy industry. See Section 8(b)(1)(E) of the Investment Company Act.

Response: The requested change has been made to state that the Fund will concentrate its investments in the energy industry.
Portfolio Managers (Page 66):
15.	Comment: The third sentence of the last paragraph states that senior professionals of Kayne Anderson manage potential conflicts of interest by allocating investment opportunities in accordance with written allocation policies and procedures. While this section attempts to describe how potential conflicts of interest will be managed, it does not describe the potential conflicts. Please describe in this section the potential conflicts of interest. See Item 21.1(d) of Form N-2.

Response: Disclosure has been added to describe the conflicts of interest, as follows: Kayne Anderson’s senior professionals have a conflict of interest in allocating potentially more favorable investment opportunities to the Fund and other funds and clients that pay Kayne Anderson an incentive or performance fee. Performance and incentive fees also create the incentive to allocate potentially riskier, but potentially better performing, investments to the Fund in an effort to increase the incentive fee. Kayne Anderson may also have an incentive to make investments by one fund that have the effect of increasing the value of a security in the same issuer held by another fund, which in turn may result in an incentive fee being paid to Kayne Anderson by that other fund.
Board Approval of the Investment Advisory Agreement (Page 66):
16.	Comment: This section indicates that a description of the factors considered in approving the Fund’s investment advisory agreement will be included in the prospectus in a subsequent amendment to the registration statement. Please note that, while disclosure relating to the factors considered by the board in approving the investment

Securities and Exchange Commission
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advisory agreement is not prohibited in the registration statement, it is no longer required to be disclosed in the registration statement. Instead, this information must now be described in either the Funds’ annual or semi-annual report. A statement indicating that this information will be available in the Funds’ annual or semi-annual report (providing the period covered by the report) is required in the prospectus. See Item 9.1(b)(4) and Instruction 6(e) to Item 23 of Form N-2.

Response: The requested change has been made, and the required disclosure will be included in the applicable report to stockholders.
Investment Management Fee — Examples of Incentive Fee Calculation — Example 1 (Page 69):
17.	Comment: Alternative 2 assumes hypothetical quarterly investment income of 2.50%. Please explain to us why you chose this figure.

Response: A hypothetical quarterly return of 2.50% was used as an example in Alternative 2 because it exceeds the hurdle rate and is more useful in illustrating to prospective investors how the incentive fee is calculated in that situation. Alternative 1 shows quarterly income that does not exceed the hurdle rate, and it would be less useful to have two similar examples.
GENERAL COMMENTS:
20.	Comment: If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

Response: The Fund intends to rely on Rule 430A under the Securities Act and to omit the following information from the form of prospectus included with the Registration Statement that is declared effective by the staff of the Commission: public offering price, members of the underwriting syndicate (including any material relationships between the registrant and underwriters not named therein), underwriting discounts or commissions, discounts or commissions to dealers, amount of proceeds, and other items dependent on the offering price, delivery dates and terms of the securities dependent on the offering date. The Fund will alert the staff of the Commission if any of the foregoing changes.

21.	Comment: Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response: Kayne Anderson has submitted a draft application for an exemptive order and continues to work with the applications office regarding the draft application. The timing of this process remains uncertain.

Securities and Exchange Commission
August 2, 2006

* * * * * * * * * *
We believe that we have addressed fully Mr. Sandoe’s comments regarding the Registration Statement. We are grateful to your continuing assistance with the review of this registration statement.
Please direct any inquiries regarding this filing to the undersigned at (415) 856-7007.

Very truly yours, /s/ DAVID A. HEARTH David A. Hearth of PAUL, HASTINGS, JANOFSKY & WALKER LLP

Enclosure

cc:	Kevin S. McCarthy (w/ enclosure) David J. Shladovsky, Esq. (w/ enclosure)

Appendix A
Kayne Anderson Energy Development Company
Incentive Management Fee Calculations

	Investment A	Investment B
Assumptions
Investment purchased on 1/1/06	1,000	1,000
Investment Annual Dividend Yield (10% and 8.5%, respectively)	100	85
Investment Return of Capital (90%)	90	77
Investment sold on 12/31/06	1,100	1,100

Statement of Operations (excluding incentive fees)

Investment Income	$100	$85
Return of Capital	(90)	(77)

Expenses excluding incentive fees (1.91%)	(19)	(19)

Net Investment Loss	(9)	(11)

Net Realized Gains

Investments	190	177

Net Change in Unrealized Gains (Losses)	0	0

Net Increase in Net Assets Applicable to Common Stockholders Resulting From Operations	$181	$166

Incentive Fee Calculations
Net Investment Income Fee annual hurdle rate	7.5%	7.5%
Actual performance (excluding return of capital distributions)	-0.9%	-1.1%
Actual performance (including return of capital distributions)	8.1%	6.6%

Incentive Fee Part I
Net Investment Income Fee (excluding return of capital distributions)	$0.00	$0.00
Net Investment Income Fee (including return of capital distributions)	$1.18	$0.00	Proposed

Incentive Fee Part II
Capital Gains Fee (including return of capital reduction to basis)	$38.00	$35.30
Capital Gains Fee (excluding return of capital reduction to basis)	$20.00	$20.00	Proposed

Total Incentive Fees (not adjusted for return of capital)	$38.00	$35.30

Total Incentive Fees (adjusted for return of capital)	$21.18	$20.00	Proposed